Exhibit 99.1

NuCana Announces Grant of Composition-of-Matter Patent for NUC-7738 in Europe

NUC-7738 is protected by over 85 issued patents worldwide

Edinburgh, United Kingdom, September 30, 2026 (GLOBE NEWSWIRE) - NuCana plc (NASDAQ: NCNA) (“NuCana” or the “Company”) announced that the European Patent Office (“EPO”) has granted an important patent covering the composition of matter for NUC-7738.

This patent (EP 3683225) is a key component of the patent protection for NUC-7738, which currently consists of over 85 issued patents worldwide. The composition-of-matter patent covers the chemical structure of NUC-7738, NuCana’s novel anti-cancer agent currently being evaluated in the Phase 2 part of a Phase 1/2 clinical study (NuTide:701) in combination with Keytruda® (pembrolizumab) in patients with PD-1 inhibitor-resistant metastatic melanoma.

Securing this patent represents an important milestone for NuCana, further strengthening the Company’s long-term global intellectual property strategy and the potential commercial protection of NUC-7738.

Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer, said: “We are delighted that the EPO has granted this important new patent, which further strengthens the intellectual property protection of NUC-7738 and reflects the strength and novelty of our science. This composition-of-matter patent is a critical addition to our global patent estate for NUC-7738, which now spans over 85 issued patents worldwide, and builds upon similar composition-of-matter patents previously granted in both the United States and China. This underscores our commitment to protecting NUC-7738’s long-term commercial potential across all major markets. With cash resources expected to fund our planned operations into 2029, we believe we are well positioned to advance the clinical development of NUC-7738 and to deliver on a number of important milestones over the remainder of 2026 as we work to bring meaningful new treatment options to patients with cancer.”

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-7738 and NUC-3373. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. NUC-3373 is a targeted thymidylate synthase (“TS”) inhibitor designed to overcome key pharmacological limitations associated with other TS inhibitors. NUC-3373 has recently been evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer, and NuCana is currently evaluating further characterization of mode of action and target indications for further clinical studies of NUC-3373.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-7738 and NUC-3373; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into 2029. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to raise additional capital sufficient to fund our planned operations and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (“SEC”) on March 19, 2026, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Healthcare

Chris Brinzey

+1 339-970-2843

Chris.Brinzey@ICRHealthcare.com